

February 27, 2015

Mr. John Fortson
AAR CORP.
One AAR Place
1100 N. Wood Dale Road
Wood Dale, Illinois 60191

> **Re:** **AAR CORP.**
> **Form 10-K for Fiscal Year Ended May 31, 2014**
> **Form 10-Q for Fiscal Quarter Ended November 30, 2014**
> **File No. 001-06263**

Dear Mr. Fortson:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal 2014 Compared to Fiscal 2013, page 20

1. We note from your disclosure on page 21 that although your Aviation Services segment began the year with 40 aircraft in revenue service, at the end of 2014, 20 aircraft were no longer in active service and were available for future mission deployment. We also note from your Form 10-Q for the quarter ended November 30, 2014 that only 17 of these aircraft were in revenue service at November 30, 2014. Please explain to us the nature of any impairment analysis performed on the non-revenue generating aircraft, major components in service, and associated rotable assets for your expeditionary airlift services at May 31, 2014 and November 30, 2014. If an impairment analysis was not

performed during these periods, please explain to us why you do not believe such an analysis was appropriate under the guidance in ASC 360-10-35.

Liquidity, Capital Resources and Financial Position, page 25

2. Please revise to expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Notes to the Financial Statements

Note 5. Income Taxes, page 52

3. We note from your disclosure of the components of the provision for income taxes that a significant portion of the provision is attributable to foreign operations. Please provide us with, and revise to disclose, the components of income before income tax expense as either domestic or foreign. See Rule 4-08(h) of Regulation S-X.

Note 14. Selected Quarterly Data (Unaudited), page 73

4. Please revise to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the $29.8 million pre-tax charge recognized in the fourth quarter of 2013 due to reduced sales and profit expectations on a contract as a result of lower expected flight hours of the KC10 aircraft. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended November 30, 2014

Balance Sheet, page 3

5. We note that in the six months ended November 30, 2014, your accounts receivable balance increased by 13% even though revenue during this period decreased by 9% from the comparable prior period in fiscal 2014. We also note that your allowance for doubtful accounts decreased slightly in the six months ended November 30, 2014. Please explain to us why your accounts receivable increased, why you believe your accounts receivable balance is recoverable as of November 30, 2014, and why you believe your allowance for doubtful accounts is appropriate at November 30, 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Six Month Period Ended November 30, 2014, page 21

6. We note that in your discussion of the results of operations in MD&A, you often attribute changes in your revenues and gross profit to a combination of several different factors. For example, you disclose that for the six month period ended November 30, 2014, sales in the Aviation Services segment decreased $77 million, or 9.4%, from the prior year period and the decrease was due to a $97.5 million, or 27.5%, decrease in sales to government and defense customers primarily attributable to lower demand for expeditionary airlift services in Afghanistan due to a reduced number of aircraft positions, and the delivery of three aircraft to government customers in fiscal 2014 with no deliveries in fiscal 2015, partially offset by higher supply chain volumes. When you list multiple factors that contributed to changes in revenue, in future filings please quantify, if possible, the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of Release No. 33-6835.

Liquidity, Capital Resources and Financial Position, page 22

7. Please expand your liquidity disclosure to also discuss the underlying reasons for changes that impacted cash flows, with specific discussions of working capital components such as accounts receivables, inventory, accounts payable, and accrued expenses. Your current disclosure only lists the increase or decrease in working capital components but does not provide any insight into the reasons for the changes in working capital components. In this regard, we note that during the six months ended November 30, 2014, both accounts receivable and inventory increased significantly. Your disclosure should also discuss material changes in inventory levels and the impact of these changes on future sales. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3379 if you have questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief